                                                    As filed with the Securities
                                                         and Exchange Commission
                                                         Pursuant to Rule 424(B)
                                                      Registration No. 333-38230


Prospectus Supplement dated March 13, 2002
(To Prospectus dated April 13, 2001)

                                500,000 Shares

                          COLUMBIA LABORATORIES, INC.

                                 Common Stock

     We are offering 500,000 shares of our common stock directly to Acqua Wellington North American Equities Fund, Ltd. pursuant to this prospectus supplement at a price of $4.00 per share. We are selling these shares to Acqua Wellington under the stock purchase agreement described in the "Plan of Distribution" section of the accompanying prospectus. We will receive gross proceeds of $2,000,000 before deducting our expenses of this offering.

     Acqua Wellington is an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profits on the sale of the shares of our common stock by Acqua Wellington and any discounts, commissions or concessions received by Acqua Wellington may be deemed to be underwriting discounts and commissions under the Securities Act.

     Acqua Wellington has informed us that it intends to use Carlin Equities Corp. as the broker-dealer for sales of shares of common stock on the American Stock Exchange. Carlin Equities Corp. is an "underwriter" within the meaning of the Securities Act.

     Our common stock trades on the American Stock Exchange under the symbol COB. On March 12, 2002, the last reported sale price of the common stock on the AMEX was $4.25 per share.

     The securities we offer involve a high degree of risk, which we describe in the "Risk Factors" section beginning on Page S-12 of this Prospectus Supplement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

           The date of this prospectus supplement is March 13, 2002

                             PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT.............................................S-3

PROSPECTUS SUPPLEMENT SUMMARY................................................S-3

RECENT DEVELOPMENTS..........................................................S-7

THE OFFERING................................................................S-11

RISK FACTORS................................................................S-12

FORWARD-LOOKING INFORMATION.................................................S-19

WHERE YOU CAN FIND MORE INFORMATION.........................................S-20

USE OF PROCEEDS.............................................................S-22

DESCRIPTION OF CAPITAL STOCK................................................S-23

                                  PROSPECTUS

ABOUT THIS PROSPECTUS..........................................................2

PROSPECTUS SUMMARY.............................................................2

THE OFFERING...................................................................5

RISK FACTORS...................................................................6

FORWARD-LOOKING INFORMATION...................................................13

WHERE YOU CAN FIND MORE INFORMATION...........................................14

USE OF PROCEEDS...............................................................16

DESCRIPTION OF CAPITAL STOCK..................................................17

PLAN OF DISTRIBUTION..........................................................22

LEGAL MATTERS.................................................................25

EXPERTS ......................................................................25

No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

     No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates.

                       ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement is a supplement to the prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, we may offer from time to time shares of our common stock up to an aggregate amount of $75,000,000 of which this offering is part. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes certain of the information contained in the prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading "Where You Can Find More Information" before investing in our common stock.

                         PROSPECTUS SUPPLEMENT SUMMARY

     Because this is a summary, it does not contain all the information about Columbia Laboratories, Inc. that may be important to you. To understand the specific terms of the securities, you should read this prospectus supplement and the accompanying prospectus carefully. You should also carefully read the section entitled "Risk Factors" in this prospectus supplement and the documents identified under the caption "Where You Can Find More Information."

     We are currently engaged in the development and sale of pharmaceutical products. Our objective is to develop unique pharmaceutical products that treat specific diseases and conditions including:

     o   infertility;
     o   testosterone deficiency;
     o   dysmenorrhea, painful uterine cramping associated with menses;
     o   endometriosis, the growth of endometrial tissue outside the uterus; and
     o   hormonal deficiencies.

     Our products primarily utilize our patented Bioadhesive Delivery System. The Bioadhesive Delivery System is based upon the principal of bioadhesion, a process by which the polymer, a large insoluble substance, adheres to skin and other body surfaces and to mucin, a naturally occurring secretion of the mucous membranes. The polymer remains attached to the surfaces or the mucin and is discharged upon normal cell turnover. Cell turnover is a normal process which, depending upon the area of the body, occurs every 12 to 72 hours. The extended period of attachment permits the Bioadhesive Delivery System to be utilized in products when controlled and extended duration of effectiveness is desirable or required.

     Our first prescription drug utilizing the Bioadhesive Delivery System, Crinone(R), is a sustained release, vaginally delivered, natural progesterone product. Progesterone is a hormone manufactured by a woman's ovary in the second half of the menstrual cycle. By delivering progesterone directly to the uterus, a process we call "First Uterine Pass Effect"(C), it maximizes the therapeutic benefit. It also avoids side effects seen with orally-delivered synthetic progesterone-like drugs. In May 1997, we received U.S. marketing approval for Crinone from the FDA for use as progesterone supplementation or replacement as part of a treatment program for infertile women. In July 1997, we received U.S. marketing approval for Crinone from the FDA for the treatment of secondary amenorrhea, which is the loss of the menstrual period. Outside the U.S., Crinone has been approved for marketing for one or more medical indications in a variety of European and Latin American countries.

     In May 1995, we entered into a worldwide, except for South Africa, license and supply agreement for Crinone with American Home Products Corporation. As part of the agreement, the Wyeth-Ayerst Laboratories division of AHP marketed Crinone. On July 2, 1999, AHP assigned the license and supply agreement to Ares-Serono, a Swiss pharmaceutical company. Serono paid $68 million to AHP for the rights to Crinone and assumed AHP's financial obligations to us.

     As previously announced, in April 2001 we initiated a voluntary recall of a number of batches of Crinone that were affected by a drug application problem that could cause the consistency of the gel to change over time. Our investigations have confirmed that the problem with the affected batches poses no safety risk to patients and that the active ingredient of the product is still effective. In connection with the recall, we halted further shipments of Crinone to our customers pending our revalidation of the manufacturing process. We have since manufactured new batches of Crinone under a revalidation protocol, and initiated shipments of these new batches of Crinone to Serono in October, 2001. However, Serono informed us that it was unwilling to market the new batches of Crinone at that time. We are involved in litigation with Serono over this and a number of other issues related to our relationship with Serono and the Crinone recall. On November 26, 2001, we announced that we filed counterclaims against Serono alleging, among other things, breach of contract by Serono for its failure to re-launch Crinone into the market. On November 30, 2001, we announced that if this and other breaches were not resolved within 60 days (the "cure period"), we planned to terminate the license and supply agreement with Serono and to attempt to market Crinone directly. We have since extended the cure period to allow for settlement negotiations in the breach of contract action. At the present time, we cannot predict whether we will be able to settle the breach of contract action, or the outcome of the litigation, if no settlement is reached. Serono announced on March 12, 2002, that it has reintroduced Crinone(R) 8%

(progesterone gel) to the US market, effective March 8, 2002. We cannot assure you whether the reintroduction of Crinone by Serono will be successful.

     In addition, we have produced through contract manufacturers the following over-the-counter products for sales by us or our licensees:

     o   Advantage-S(R), our female contraceptive gel;

     o Replens(R), which replenishes vaginal moisture on a sustained basis and relieves the discomfort associated with vaginal dryness; and

     o MipHil(TM), which reduces vaginal pH for the elimination of symptoms of bacterial vaginosis.

     On May 5, 2000, we sold various tangible and intangible assets related to the U.S. rights for Replens to Lil' Drug Store Products, Inc. for a total of $4.5 million cash. Additionally, Lil' Drug Store agreed to buy up to $500,000 of Replens inventory from us and to pay us future royalties of up to $2 million equal to 10% of future U.S. sales of Replens.

     Additionally, on May 5, 2000, we licensed our Legatrin PM, Legatrin GCM, Vaporizer in a Bottle and Diasorb brands to Lil' Drug Store. Under the terms of these agreements, we will receive license fees equal to 20% of the licensee's net sales of these brands. These agreements each have five-year terms with provisions for renewal and contain options that allow the licensee to acquire the brands from us. On December 29, 2000 Lil' Drug Store purchased Vaporizer in a Bottle for $201,800.

     We intend to concentrate on developing our prescription products, including Chronodyne(R), a product intended to relax the uterus and prevent abnormal contractions. This product may be useful in the treatment of disorders such as dysmenorrhea and endometriosis.

     We have focused on women's health care because of the significant number of women's health and hygiene needs which have not been met by available products and because we have found vaginal delivery of pharmaceutical products to be particularly effective.

     Our research in endocrinology has also led to the development of a physiologic testosterone bioadhesive buccal tablet, a product aimed at treating low testosterone levels in men ("hypogonadism"). It is believed that hypogonadism affects four to five million American men. Symptoms related to hypogonadism include diminished interest in sex, impotence, reduced lean body mass, decreased bone density, mood depression, fatigue and loss of energy.

     We completed Phase III trials of our testosterone bioadhesive buccal tablet in 2001. Our European study showed treated patients to have 97% of the average blood levels of testosterone within the physiologic range as seen in healthy men, and to be within the physiologic range 85% of the total time. We expect to file regulatory submissions in the United States and Europe in early 2002.

     We have also initiated a program to use our Bioadhesive Delivery System for sustained delivery of peptides. We have shown positive and confirmatory results from a clinical pharmacokinetic trial of a buccal formulation of one peptide, desmopressin. Based on these positive results, we plan to initiate partnering discussions related to a desmopressin buccal tablet while progressing this project to the next phase of clinical development. We also plan to implement and complete similar pilot clinical programs on two additional peptides using the same technology in the first half of 2002. We cannot predict whether we will be successful in further development of buccal formulations of desmopressin or other peptides, whether we will have positive results from subsequent trials of desmopressin or other peptides, or whether we will be successful in partnering negotiations.

     We intend to continue to develop products using our Bioadhesive Delivery System that improve the delivery of previously approved drugs.

     Our principal executive offices are located at 220 South Orange Avenue, 2nd Floor, Livingston, New Jersey 07039. Our telephone number is (973) 994-3999.

     Our subsidiaries, all of which are wholly-owned, are Columbia Laboratories (Bermuda) Ltd., Columbia Laboratories (France) SA, Columbia Laboratories (UK) Limited and Columbia Research Laboratories, Inc.

                              RECENT DEVELOPMENTS

     Adoption of Stockholder Rights Plan
     -----------------------------------

          On March 12, 2002, the Board of Directors of Columbia Laboratories, Inc. (the "Corporation"), declared a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of common stock, par value $0.01 per share (the "Common Stock"), of the Corporation. The distribution was made payable as of March 22, 2002 to stockholders of record on that date (the "Record Date"). Each Right, once exercisable, entitles the registered holder to purchase from the Corporation one one-thousandth (1/1000) of a share of preferred stock of the Corporation, designated as Series D Junior Participating Preferred Stock (the "Preferred Stock"), at a price of $30 per one one-thousandth (1/1000) of a share ("Exercise Price"), subject to certain adjustments. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") by and between the Corporation and First Union National Bank, as Rights Agent (the "Rights Agent").

          As discussed below, initially the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

          The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Corporation (an "Acquiring Person") and (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement by any person of a tender or exchange offer, the consummation of which would result in such person or group of affiliated or associated persons becoming an Acquiring Person.

          An Acquiring Person does not include (A) the Corporation, (B) any subsidiary of the Corporation, (C) any employee benefit plan or employee stock plan of the Corporation or of any subsidiary of the Corporation, or any trust or other entity organized, appointed, established or holding voting stock for or pursuant to the terms of any such plan or (D) any person or group of affiliated or associated persons whose ownership of 15% or more of the shares of voting stock of the Corporation then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Corporation pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause
(i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% or more of the Corporation's voting stock unless such acquisition of additional voting stock would not result in such person becoming an Acquiring Person by reason of clause (i) or (ii) above).

          Prior to the Distribution Date, the Rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from the Corporation's Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of a Summary of Rights attached thereto. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of the Record Date, with or without a copy of a Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the Rights from and after the Distribution Date.

          The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on March 12, 2012, unless earlier redeemed or exchanged by the Corporation as described below.

          Shares of Preferred Stock purchasable upon exercise of the Rights will be non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, will be subordinate to any other series of the Corporation's preferred stock. The Preferred Stock may not be issued except upon exercise of Rights. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share or 1000 times the cash dividends declared on the Corporation's Common Stock. In addition, the holders of the Preferred Stock are entitled to receive 1000 times any non-cash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of the liquidation of the Corporation, the holders of Preferred Stock will be entitled to receive, for each share of Preferred Stock, a payment in an amount equal to the greater of $30,000 or 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

          The Exercise Price of the Rights and the number of shares of Preferred Stock issuable upon exercise of the Rights are subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common

Stock. The Exercise Price for the Rights also is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

          Unless the Rights are earlier redeemed, in the event that a person or group becomes an Acquiring Person, the Rights Agreement provides that proper provisions will be made so that each holder of record of a Right (other than Rights beneficially owned by an Acquiring Person and certain affiliates, associates and transferees thereof, whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Preferred Stock having a fair market value determined in accordance with the Rights Agreement at the time of the transaction equal to approximately two times the Exercise Price (such value to be determined with reference to the fair market value of the Corporation's Common Stock as provided in the Rights Agreement).

          In addition, unless the Rights are earlier redeemed or exchanged, in the event that, after the time that a person or group becomes an Acquiring Person, the Corporation were to be acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Corporation and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right (other than Rights beneficially owned by an Acquiring Person and certain affiliates, associates and transferees thereof, whose Rights will thereupon become null and void) will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a fair market value at the time of such transaction determined in accordance with the Rights Agreement equal to approximately two times the Exercise Price.

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board of Directors of the Corporation may exchange the Rights (other than Rights owned by such person or group which will have become null and void), in whole or in part, for that number of shares of the Corporation's Common Stock having a fair market value on the date such person or group became an Acquiring Person equal to the excess of (i) the fair market value of Preferred Stock issuable upon the exercise of the Rights over (ii) the Exercise Price of the Rights, in each case subject to anti-dilution adjustments.

          Fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share) may, at the election of the Corporation, be evidenced by depositary receipts. The Corporation may also issue cash in lieu of fractional shares which are not integral multiples of one one-thousandth of a share.

          At any time prior to the close of business on the tenth day after there has been a public announcement that a person has become an Acquiring Person, the Corporation may redeem the Rights in whole, but not in part, at a price of $0.01 per Right

(the "Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Corporation authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          For as long as the Rights are then redeemable, the Corporation may, except with respect to the Redemption Price, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Corporation may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

          Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

          As of March 12, 2002, there were approximately 30,030,203 shares of Common Stock issued and outstanding, and approximately 9,414,965 additional shares of Common Stock issuable under the Corporation's existing stock option plans and outstanding warrants and convertible securities. The Corporation's Board of Directors has reserved 100,000 shares of Preferred Stock for issuance upon exercise of the Rights.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Corporation on terms not approved by the Corporation's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Corporation at $0.01 per Right at any time prior to the close of business on the tenth day after there has been a public announcement that a person or group has become an Acquiring Person.

                                 THE OFFERING

     Issuer. Columbia Laboratories, Inc.

     Common Stock Offered. 500,000 shares.

     Price per Share. $4.00.

     Common Stock Outstanding After This Offering. 33,530,203 shares.

     Use of Proceeds. We will use the net proceeds of this offering for general corporate purposes, which may include working capital, funding our operating losses, capital expenditures and operating expenses.

     Rights of Holders of Common Stock. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, except those matters that are submitted solely to a vote of the holders of preferred stock. Subject to any preferences of outstanding shares of preferred stock, holders of common stock are entitled to dividends when and if declared by the board of directors. We do not anticipate paying dividends on the common stock for the foreseeable future.

     American Stock Exchange Symbol. COB

                                 RISK FACTORS

     You should carefully consider the following risk factors as well as the other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment in the common stock. Any one or a combination of these risk factors may have a material adverse effect on Columbia.

     Our history of losses and other factors may result in a shortage of working capital for our operations. We cannot assure you that funds generated from operations will be sufficient to achieve our plans. For the fiscal year ended December 31, 2000, we had a net loss of $2.6 million, which was primarily the result of a lack of sales and costly research and development activities. We reported a net loss of $11.5 million for the nine-months ended September 30, 2001 and we expect to report a loss for the fiscal year ended December 31, 2001. If we are unable to successfully resume market sales of Crinone and otherwise increase sales of our products, we may not have sufficient funds to continue operations, unless we are able to raise additional funds from sales of securities or otherwise. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all.

     The failure of other companies to successfully promote our products could adversely effect our cash flow. We are involved in litigation with one of the companies responsible for marketing and distributing one of our key products. We have entered into agreements with other companies for the distribution and marketing of our Bioadhesive Delivery System and over-the-counter products in the U.S. and several foreign countries. Our success is dependent to a great extent on the marketing efforts of our distribution and marketing partners, over which we have limited ability to influence. The failure of these companies to aggressively or successfully market our products could have a material adverse effect on our cash flow.

     We may not be able to satisfy all of our obligations under these agreements. Our obligations include developing the products to be sold and obtaining regulatory approvals allowing for their sale. The failure to satisfy our obligations under any of these agreements may result in modification or termination of the relevant agreement and damage claims against us. This could have a material adverse effect on our business and financial condition.

     As part of these agreements, several of our partners have the right of first option or right of first refusal to license gynecological products that we develop in the future. We are currently in discussions with these partners and other companies regarding the potential licensing of other products. We cannot assure you that we will be able to enter into any of these agreements or that we will receive any up-front payments or ongoing royalties. We also cannot assure you that our partners will aggressively or successfully market these products.

     As previously disclosed, we are currently involved in litigation with Serono with respect to the agreements between Serono and us and matters arising out of the recall of Crinone. We filed counterclaims against Serono alleging, among other things, breach of contract by Serono for its failure to market Crinone in accordance with our agreement, and for Serono's failure to re-launch Crinone into the market following our delivery of revalidated batches of Crinone to Serono in October, 2001. On November 30, 2001, we announced that if this and other breaches were not resolved within 60 days (the "cure period"), we planned to terminate the license and supply agreement with Serono and to attempt to market Crinone directly. We have since extended the cure period to allow for settlement negotiations in the breach of contract action. At the present time, we cannot predict whether we will be able to settle the breach of contract action, or the outcome of the litigation, if no settlement is reached. Serono announced on March 12, 2002, that it has reintroduced Crinone(R) 8% (progesterone gel) to the US market, effective March 8, 2002. We cannot assure you whether the reintroduction of Crinone by Serono will be successful. Although we intend to vigorously enforce our rights and defend our positions, if our dispute with Serono is ultimately resolved in a manner adverse to us, that could have a material adverse effect on our business and financial condition (for further information relating to this matter, see the discussion below under the caption "Undetected problems with our products could harm our business").

     We face significant competition from pharmaceutical and consumer product companies, which may adversely impact our market share. We, and our partners, operate in or intend to enter intensely competitive markets. We compete against established pharmaceutical and consumer product companies that market products addressing similar needs. In addition, numerous companies are developing, or in the future may develop, enhanced delivery systems and products that compete with our present and proposed products. Some competitors have greater financial, research and technical resources. These competitors may also have greater marketing capabilities, including the resources to implement extensive advertising campaigns. It is possible that we may not have the resources to withstand these and other competitive forces. As a result, we may lose market share.

     Crinone, although a natural progesterone product, competes in markets with other progestins, both synthetic and natural, which may be delivered orally, by injections or by suppositories. Some of the more successful orally dosed products include Provera(R) marketed by the Upjohn Company and Prempro(R) and Premphase(R) marketed by American Home Products. We also believe that Advantage-S, Legatrin PM, Legatrin GCM Formula and Diasorb compete against numerous products in their respective categories.

     Steps taken by us to protect our proprietary rights might not be adequate, in which case competitors may infringe on our rights or develop similar products. Our success and ability to compete is partially dependent on our proprietary technology. We rely primarily on a combination of U.S. patents, trademarks, copyrights, trade secret laws, third-party confidentiality and nondisclosure agreements and other methods to protect our proprietary rights. The steps we take to protect our proprietary rights, however, may not be adequate. Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. Moreover, we may not be able or willing, for financial, legal or other reasons, to enforce our rights. To this date, we have never been a party to a proprietary rights action.

     Even though we have patents covering our Bioadhesive Delivery System, other companies may independently develop or obtain patent or similar rights to equivalent or superior technologies or processes. Additionally, although we believe that our patented technology has been independently developed and does not infringe on the patents of others, we cannot assure you that our technology does not and will not infringe on the patents of others. In the event of infringement, we may be required to modify our technology or products, obtain licenses or pay license fees. We may not be able to do so in a timely manner or upon acceptable terms and conditions. This may have a material adverse effect on our operations.

     We have filed the following as trademarks in countries throughout the world:

     o   "Advantage-S"
     o   "Advantage-24"
     o   "Advantage-LA"
     o   "Replens"
     o   "Crinone"
     o   "Chronodyne"

     These trademarks, however, may not afford us adequate protection or we may not have the financial resources to enforce our rights under these trademarks.

     Our dependence on a principal supplier may limit our ability to secure necessary materials. Medical grade, cross-linked polycarbophil, the polymer used in our products using our Bioadhesive Delivery System, is currently available from only one supplier, Novean, Inc. (formerly, B.F. Goodrich Company). We believe that Noveon will supply as much of the material as we require because our products rank among the highest value-added uses of the polymer. In the event that Noveon cannot or will not supply enough of the product to satisfy our needs, we will be required to seek alternative sources of polycarbophil. We cannot assure you that an alternative source of polycarbophil can be obtained or that it can be obtained on satisfactory terms.

     We depend upon third party manufacturers who may not be able to meet our future needs. We rely on third parties to manufacture our products. These manufacturers may not be able to satisfy our needs in the future. This could have an adverse effect on our profit margins and our ability to deliver our products on a timely and competitive basis. Our failure to develop our products or delay in development of our products could have a material adverse effect on our business.

     The development of new pharmaceutical products is uncertain and subject to a number of significant risks. Some of our pharmaceutical products are in various stages of development and will require significant research and development efforts before we can sell them. These efforts include extensive preclinical and clinical testing, during which the products may be found to be ineffective.

     Delays or failure in obtaining regulatory approvals may delay or prevent marketing of the products that we are developing. Delays in the marketing or failure to market our products could have a material adverse effect on our business. Nearly every aspect of the development, manufacture and commercialization of our pharmaceutical products is subject to time consuming and costly regulation by various governmental entities, including:

     o   the Food and Drug Administration;
     o   the Federal Trade Commission;
     o   applicable state agencies; and
     o applicable regulatory agencies in those foreign countries where our products are manufactured or distributed.

     Delays or failure in obtaining approvals from the regulatory agencies can have material adverse effects on our business and prospects. As in the United States, almost all foreign countries require pre-marketing approval by health regulatory authorities. Requirements for approval differ from country to country and involve different types of testing. There can be substantial delays in obtaining, or failures to obtain, required approvals from regulatory authorities. Even after approvals are obtained, there can be further delays encountered before the products become commercially available. These failures or delays can have material adverse effects on our business and prospects.

     Our current insurance coverage could be insufficient. Product liability claim awards in excess of our insurance coverage could have a material adverse effect on our business. Due to the nature of our business, we may be exposed to product liability claims by consumers. Although we presently maintain product liability insurance coverage in the amount of $20 million, this may not be sufficient to cover all possible liabilities. An award against us in an amount greater than our insurance coverage could have a material adverse effect on our operations.

     Some food and drug retailers require us to have a minimum level of product liability insurance coverage before they will purchase or accept our products for retail distribution. Our failure to satisfy insurance requirements could limit our ability to achieve broad retail distribution of our products. This could have a material adverse effect upon our business and financial condition.

     Undetected problems with our products could harm our business. We employ various quality control measures in our efforts to ensure that our products conform to their intended specifications and standards proscribed by applicable governmental regulations. However, notwithstanding our efforts, our products, or ingredients we purchase from our suppliers for inclusion in our products, may contain undetected defects or non-conformities with specifications. Such defects or non-conformities could compel us to recall the affected product, make changes to or restrict distribution of the product, or take other remedial actions. The occurrence of such events may harm our relations with, or result in the loss of, customers, injure our reputation, impair market acceptance of our products, harm our financial results and, in certain circumstances, expose us to product liability or other claims.

     We previously established a reserve of approximately $1.5 million to cover estimated out-of-pocket, direct costs related to a voluntary recall of a number of batches of Crinone gel which were affected by a drug application problem that could cause the consistency of the gel to change over time. Our investigations have confirmed that the problem with the affected batches poses no safety risk to patients and that the active ingredient of the product is still effective. We cannot assure you, however, that the actual costs, losses and claims related to the recall will not exceed the amount of the reserve. In connection with the recall, we halted further shipments of Crinone to our customers pending our revalidation of the manufacturing process for Crinone, and this halt in shipments has resulted and may further result in significant lost sales. We have since manufactured new batches of Crinone under a revalidation protocol, and initiated shipments of these new batches of Crinone to Serono in October, 2001. However, Serono informed us that it was unwilling to market the new batches of Crinone at that time. We are involved in litigation with Serono over a number of issues related to our relationship with Serono and the Crinone recall. At the present time, we cannot predict the outcome of the litigation. Serono announced on March 12, 2002, that it has reintroduced Crinone(R) 8% (progesterone gel) to the US market, effective March 8, 2002. We cannot assure you whether the reintroduction of Crinone by Serono will be successful.

     The loss of our key executives could have a significant impact on our company. Our success depends in large part upon the abilities and continued service of our executive officers and other key employees, particularly William
J. Bologna, Chairman of the Board of Directors, and G. Frederick Wilkinson, our President and Chief Executive Officer. We have entered into an employment agreement with Mr. Wilkinson, which expires in April 2004. The loss of services of these persons could have a material adverse effect on our business and prospects.

     Our ability to use net operating loss carryforwards could be reduced or lost, which could adversely affect our net income and cash flow. As of September 30, 2001, we had certain net operating loss carryforwards that may be used to reduce our future U.S. federal income tax liabilities. Our ability to use these loss carryforwards to reduce our future U.S. federal income tax liabilities could be lost if we were to experience more than a 50% change in ownership within the meaning of Section 382(g) of the Internal Revenue Code on or before December 31, 2013. If we were to lose the benefits of these loss carryforwards, our earnings and cash resources would be materially and adversely affected.

     We do not intend to pay cash dividends on our common stock. As a result, you will not receive any periodic income from an investment in our common stock.

We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings for use in the development and expansion of our business. In addition, applicable provisions of Delaware law may affect our ability to declare and pay dividends on our common stock and our preferred stock. Accordingly, you should not expect to receive any periodic income from owning our common stock. Any economic gain on your investment will be solely from an appreciation, if any, in the price of the stock.

     Sales of large amounts of common stock may adversely affect our market price. Sales of large amounts of common stock in the open market could cause the market price of our common stock to drop. Prior to this offering, we had 33,030,203 shares of common stock outstanding, of which approximately 30,530,203 shares are freely tradable. Approximately 2,500,000 shares of our common stock are restricted securities, but may be sold pursuant to Rule 144. We also have the following securities outstanding:

     o   Series B Convertible Preferred Stock
     o   Series C Convertible Preferred Stock
     o   a subordinated convertible note
     o   warrants and options

     If all of these securities are exercised or converted, an additional 9,414,965 shares of common stock will be outstanding, 8,964,965 of which have been registered under the Securities Act. When issued, these shares will be freely tradable. The exercise and conversion of these securities is likely to dilute the book value per share of our common stock. In addition, the existence of these securities may adversely affect the terms on which we can obtain additional equity financing.

     Anti-takeover provisions could impede or discourage a third-party acquisition of our company. This could prevent stockholders from receiving a premium over market price for their stock. Columbia is a Delaware corporation. Anti-takeover provisions of Delaware law impose various obstacles to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. In addition, as discussed above in the "Recent Developments" section beginning on page S-7 of this Prospectus Supplement, our board of directors has adopted a Stockholder Rights Plan and has designated a series of preferred stock, which could be used defensively if a takeover is threatened. Our incorporation under Delaware law and our Stockholder Rights Plan could impede a merger, takeover or other business combination involving our company or discourage a potential acquiror from making a tender offer for our common stock. This could reduce the market value of our common stock if investors view these factors as preventing stockholders from receiving a premium for their shares.

     The Euro conversion may negatively impact our European operations. With two operating subsidiaries in Europe, economic and political developments in the European Union can have a significant impact on our business. For fiscal year 2000,

21.5% of our revenues were attributable to sales of our products in Europe. On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between their existing currencies and one common currency, the Euro. Beginning in January 2002, new Euro-denominated bills and coins were issued and existing currencies are being withdrawn from circulation.

     Our operating subsidiaries affected by the Euro currency conversion have established plans to address the systems and business issues raised by the Euro currency conversion. These issues include: (i) the need to adapt computer and other business systems and equipment to accommodate Euro-denominated transactions, and (ii) the competitive impact of cross-border price transparency, which may make it more difficult for businesses to charge different prices for the same products on a country-by-country basis.

     Based on current plans and assumptions, we do not expect that the Euro conversion will have a material adverse impact on our financial condition or results of operations. Uncertainties, however, exist as to the effects the Euro currency may have on our European clients, as well as the impact of the Euro conversion on the economies of the participating countries. In addition, the increased price transparency that will be caused by the introduction of the Euro may negatively impact the pricing of our products in different participating countries. We will continue to evaluate the impact of the introduction of the Euro in the European locations in which we operate.

                          FORWARD-LOOKING INFORMATION

     The statements contained or incorporated by reference in this prospectus supplement that are not historical facts are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, from time to time, we, or our representatives, have made or may make forward-looking statements, orally or in writing. Furthermore, forward-looking statements may be included in our filings with the SEC as well as in press releases or oral presentations made by or with the approval of one of our authorized executive officers. Forward-looking statements include all statements about our future strategy and most other statements that are not historical in nature. Forward-looking statements are generally identified by words such as "believes," "estimates," "expects," "intends," "plans", "may," "will," "should," "anticipates", "attempt" and other similar expressions. Such statements include, without limitation, our expectations regarding:

     o   marketing and sales;
     o   earnings or other future financial performance and liquidity;
     o   product introductions; o entry into new geographic regions; and
     o   general optimism about future operations or operating results.

     We caution you to bear in mind that forward-looking statements, by their very nature, involve assumptions and expectations and are subject to risks and uncertainties. Although we believe that the assumptions and expectations reflected in the forward-looking statements contained in this prospectus supplement are reasonable, we cannot assure you that those assumptions or expectations will ultimately be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in this prospectus supplement under the caption "Risk Factors". These factors include the following:

     o   the success of the re-launch of Crinone(R) back into the marketplace;

     o our relationships with third parties who distribute and market our products;

     o   the outcome of the Serono litigation;

     o increased competitive activity from companies in the pharmaceutical industry, some of which have greater resources;

     o social, political, regulatory and economic conditions (including changes in investment environments, changes in regulations affecting the pharmaceutical or healthcare industries, changes in trade policies and regulations, and changes in accounting standards) that affect, or will affect,

         Columbia in the United States and abroad;

     o currency fluctuations affecting the relative prices at which we and foreign competitors sell our products in the same market;

     o   possibility of product recalls;

     o   possibility of product liability or other claims or litigation;

     o failure to develop our products or delay in development of our products; and

     o timely completion of studies and approvals by the FDA and other regulatory agencies.

     Additional information on factors that may affect the business and financial results can be found in our filings with the SEC. All forward-looking statements should be considered in light of these risks and uncertainties. We assume no responsibility to update forward-looking statements made in this prospectus supplement.


                      WHERE YOU CAN FIND MORE INFORMATION

     Federal securities law requires us to file information with the Securities and Exchange Commission concerning our business and operations. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms, including those located at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

     Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Copies of these reports, proxy statements and other information also can be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, NY 10006-1881.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities that we are offering under this prospectus supplement. This prospectus supplement, which is a part of that registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to Columbia and the securities, you should consult the registration statement and its exhibits. Statements contained in this prospectus supplement concerning the provisions of any documents are summaries of those documents, and we refer you to the document filed with the SEC for more information.

The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.

     The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Securities Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus.

     The following documents filed by Columbia with the SEC and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File
No. 1-10352) made prior to the termination of this offering are incorporated by reference:

     o our Annual Report on Form 10-K for the year ended December 31, 2000 (as amended by Form 10-K/A filed with the SEC on April 12, 2001);

     o our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001; and

     o our Current Reports on Form 8-K filed with the SEC on February 7, 2001, March 26, 2001, April 6, 2001, May 14, 2001, July 26, 2001, August 10,
         2001, December 4, 2001, December 12, 2001, March 5, 2002, and March 15,
         2002.

     You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus supplement and the accompanying prospectus by writing or calling us at: Columbia Laboratories, Inc., 220 South Orange Avenue, 2nd Floor, Livingston, New Jersey 07039;
Attention: David L. Weinberg, Chief Financial Officer; Telephone: (973) 994-3999

                                USE OF PROCEEDS

     We anticipate our net proceeds from the sale of our common stock in this offering to be approximately $1,990,000 after deducting estimated offering expenses. We will use the net proceeds from the sale of the securities offered by this prospectus supplement for our general corporate purposes, which may include working capital, funding our operating losses, capital expenditures and operating expenses. Pending application for specific purposes, the net proceeds of any sale of the securities offered by this prospectus supplement may be invested in short-term investments and marketable securities.

                                   $16,500,000


                           COLUMBIA LABORATORIES, INC.

                                  COMMON STOCK


           We are offering up to $16,500,000 of our common stock directly to Acqua Wellington North American Equities Fund, Ltd., which we refer to as "Acqua Wellington", pursuant to this prospectus.

           We have entered into a purchase agreement with Acqua Wellington pursuant to which we may issue and sell to Acqua Wellington, from time to time and in our sole discretion, shares of our common stock in an aggregate amount of up to $16,500,000, at a price per share equal to the daily volume weighted average price of our common stock over a certain period of time, less a discount ranging from 5% to 7% depending on the price of our common stock.

           Acqua Wellington is an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profits on the sale of the shares of our common stock by Acqua Wellington and any discounts, commissions or concessions received by Acqua Wellington may be deemed to be underwriting discounts and commissions under the Securities Act.

         Our common stock trades on the American Stock Exchange under the symbol COB. On April 12, 2001, the last reported sale price of the common stock on the AMEX was $6.40 per share.

         THE SECURITIES WE OFFER INVOLVE A HIGH DEGREE OF RISK, WHICH WE DESCRIBE IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 OF THE PROSPECTUS APPLICABLE TO EACH SALE OF OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                  The date of this prospectus is April 13, 2001

                                TABLE OF CONTENTS

                                                              PAGE

ABOUT THIS PROSPECTUS ...........................................2

PROSPECTUS SUMMARY...............................................2

THE OFFERING.....................................................5

RISK FACTORS.....................................................6

FORWARD-LOOKING INFORMATION.....................................13

WHERE YOU CAN FIND MORE INFORMATION.............................14

USE OF PROCEEDS.................................................16

DESCRIPTION OF CAPITAL STOCK....................................17

PLAN OF DISTRIBUTION............................................22

LEGAL MATTERS...................................................25

EXPERTS.........................................................25



NO DEALER, SALES PERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SECURITIES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                              ABOUT THIS PROSPECTUS

           This prospectus and the accompanying prospectus form part of a registration statement we filed with the SEC on May 31, 2000 using a shelf registration process. Under the shelf registration process, we may offer from time to time shares of our common stock up to an aggregate amount of $75,000,000 of which this offering is part. In this prospectus, we provide you with a general description of the shares of our common stock which we will offer under this prospectus. Both this prospectus and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus and the accompanying prospectus as well as additional information described under the heading "Where You Can Find More Information" beginning on page 13 of this prospectus and on page 8 of the accompanying prospectus before investing in our common stock.



                               PROSPECTUS SUMMARY

                           COLUMBIA LABORATORIES, INC.

           Because this is a summary, it does not contain all the information about Columbia that may be important to you. To understand the specific terms of the securities, you should read this prospectus and the accompanying prospectus carefully. You should also carefully read the section entitled "Risk Factors" in this prospectus and the documents identified under the caption "Where You Can Find More Information."

           We are currently engaged in the development and sale of pharmaceutical products. Our objective is to develop unique pharmaceutical products that treat specific diseases and conditions including:

          .    infertility;

          .    testosterone deficiency;

          .    dysmenorrhea, painful uterine cramping associated with menses;

          . endometriosis, the growth of endometrial tissue outside the uterus; and

          .    hormonal deficiencies.

           Our products primarily utilize our patented Bioadhesive Delivery System. The Bioadhesive Delivery System is based upon the principal of bioadhesion, a process by which the polymer, a large insoluble substance, adheres to skin and other body surfaces and to mucin, a naturally occurring secretion of the mucous membranes. The polymer remains attached to the surfaces or the mucin and is discharged upon normal cell turnover. Cell turnover is a normal process which, depending upon the area of the body, occurs every 12 to 72 hours. The extended period of attachment permits the Bioadhesive Delivery System to be utilized in products when extended duration of effectiveness is desirable or required.

           Our first prescription drug utilizing the Bioadhesive Delivery System, Crinone(R), is a sustained release, vaginally delivered, natural progesterone product. Progesterone is a hormone manufactured by a woman's ovary in the second half of the menstrual cycle. By delivering progesterone directly to the uterus, a process we call "First Uterine Pass Effect"(C), it maximizes the therapeutic benefit. It also avoids side effects seen with orally-delivered synthetic progesterone-like drugs. In May 1997, we received U.S. marketing approval for Crinone from the FDA for use as progesterone supplementation or replacement as part of a treatment program for infertile women. In July 1997, we received U.S. marketing approval for Crinone from the FDA for the treatment of secondary amenorrhea, which is the loss of the menstrual period. Outside the U.S., Crinone has been approved for marketing for one or more medical indications in a variety of European and Latin American countries.

           In May 1995, we entered into a worldwide, except for South Africa, license and supply agreement for Crinone with American Home Products Corporation. As part of the agreement, the Wyeth-Ayerst Laboratories division of AHP marketed Crinone. On July 2, 1999, AHP assigned the license and supply agreement to Ares-Serono, a Swiss pharmaceutical company. Serono paid $68 million to AHP for the rights to Crinone and assumed AHP's financial obligations to us. Under the terms of the license and supply agreement, we have earned $17 million in milestone payments as of December 31, 2000 and may receive additional milestone payments, if conditions are met.

           In addition, we have produced through contract manufacturers the following over-the-counter products for sales by us or our licensees:

          .    Advantage-S(R), our female contraceptive gel;

          . Replens(R), which replenishes vaginal moisture on a sustained basis and relieves the discomfort associated with vaginal dryness; and

          . MipHil(TM), which reduces vaginal pH for the elimination of symptoms of bacterial vaginosis.

           On May 5, 2000, we sold various tangible and intangible assets related to the U.S. rights for Replens to Lil' Drug Store Products, Inc. for a total of $4.5 million cash. Additionally, Lil' Drug Store agreed to buy up to $500,000 of Replens inventory from us and to pay us future royalties of up to $2 million equal to 10% of future U.S. sales of Replens.

           Additionally, on May 5, 2000, we licensed our Legatrin PM, Legatrin GCM, Vaporizer in a Bottle and Diasorb brands to Lil' Drug Store. Under the terms of these agreements, we will receive license fees equal to 20% of the licensee's net sales of these brands. These agreements each have five-year terms with provisions for renewal and contain options that allow the licensee to acquire the brands from us. On December 29, 2000, Lil' Drug Store purchased Vaporizer in a Bottle for $201,800.

           We intend to concentrate on developing our prescription products, including Chronodyne(R), a product intended to relax the uterus and prevent abnormal contractions. This product may be useful in the treatment of disorders such as dysmenorrhea and endometriosis.

           Our research in endocrinology has also led to the development of a physiologic testosterone bioadhesive buccal tablet, a product to treat "andropause" in men. Like the failure of the ovaries in menopausal women to produce estrogen, andropause occurs upon the failure of the testes to produce sufficient testosterone in men. This, in turn, results in increasing levels of Follicle Stimulating Hormone, a natural hormone in the male pituitary gland which stimulates the testicles to produce testosterone. This may have the same impact as menopause in women, including:

          .    increased risk of cardiovascular disease;

          .    Alzheimer's disease; and

          .    osteoporosis.

           Our physiologic testosterone bioadhesive buccal tablet may play an important role in the treatment of angina, the pain associated with the clogging of the coronary arteries, and in the secondary prevention of a heart attack. We recently entered into Phase III clinical trials for our physiologic testosterone buccal tablet and expect to complete Phase III trials and file regulatory submission in the United States and Europe by year-end.

           We have focused on women's health care because of the significant number of women's health and hygiene needs which have not been met by available products and because we have found vaginal delivery of pharmaceutical products to be particularly effective. We intend to continue to develop products that improve the delivery of previously approved drugs.

           Our principal executive offices are located at:

                       100 North Village Avenue, Suite 32
                       Rockville Centre, New York 11570
                       Tel: (516) 766-2847

           Our subsidiaries, all of which are wholly-owned, are Columbia Laboratories (Bermuda) Ltd., Columbia Laboratories (France) SA, Columbia Laboratories (UK) Limited and Columbia Research Laboratories, Inc.

                                  THE OFFERING



           Issuer.  Columbia Laboratories, Inc.

           Common Stock Offered.  Up to $16,500,000 of our common shares.

           Use of Proceeds. We will use the net proceeds of this offering for general corporate purposes, which may include working capital, funding our operating losses, capital expenditures and operating expenses.

           Rights of Holders of Common Stock. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, except those matters that are submitted solely to a vote of the holders of preferred stock. Subject to any preferences of outstanding shares of preferred stock, holders of common stock are entitled to dividends when and if declared by the board of directors.

           America Stock Exchange Symbol.  COB

                                  RISK FACTORS

           You should carefully consider the following risk factors as well as the other information contained and incorporated by reference in this prospectus and the accompanying prospectus before making an investment in the common stock. Any one or a combination of these risk factors may have a material adverse effect on Columbia.

OUR HISTORY OF LOSSES MAY RESULT IN A SHORTAGE OF WORKING CAPITAL FOR OUR OPERATIONS.

           We cannot assure you that funds generated from operations will be sufficient to achieve our research and development plans. For the fiscal year ended December 31, 2000, we had a net loss of $2.6 million, which was primarily the result of a lack of sales and costly research and development activities. If we are unable to increase sales of our current products, we expect to need additional funds to continue our research and development, conduct pre-clinical trials and apply for regulatory approval, if necessary. If we are unable to obtain additional funds, we may be unable to continue operations.

WE FACE SIGNIFICANT COMPETITION FROM PHARMACEUTICAL AND CONSUMER PRODUCT COMPANIES, WHICH MAY ADVERSELY IMPACT OUR MARKET SHARE.

           We, and our partners, operate in or intend to enter intensely competitive markets. We compete against established pharmaceutical and consumer product companies that market products addressing similar needs. In addition, numerous companies are developing, or in the future may develop, enhanced delivery systems and products that compete with our present and proposed products. Some competitors have greater financial, research and technical resources. These competitors may also have greater marketing capabilities, including the resources to implement extensive advertising campaigns. It is possible that we may not have the resources to withstand these and other competitive forces. As a result, we may lose market share.

           Crinone, although a natural progesterone product, competes in markets with other progestins, both synthetic and natural, which may be delivered orally, by injections or by suppositories. Some of the more successful orally dosed products include Provera(R) marketed by the Upjohn Company and Prempro(R) and Premphase(R) marketed by American Home Products. We also believe that Advantage-S, Legatrin PM, Legatrin GCM Formula and Diasorb compete against numerous products in their respective categories.

STEPS TAKEN BY US TO PROTECT OUR PROPRIETARY RIGHTS MIGHT NOT BE ADEQUATE, IN WHICH CASE COMPETITORS MAY INFRINGE ON OUR RIGHTS OR DEVELOP SIMILAR PRODUCTS.

           Our success and ability to compete is partially dependent on our proprietary technology. We rely primarily on a combination of U.S. patents, trademarks, copyrights, trade secret laws, third-party confidentiality and nondisclosure agreements and other methods to protect our proprietary rights. The steps we take to protect our proprietary rights, however, may not be adequate. Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. Moreover, we may not be able or willing, for financial, legal or other reasons, to enforce our rights. To this date, we have never been a party to a proprietary rights action.

           Even though we have patents covering our Bioadhesive Delivery System, other companies may independently develop or obtain patent or similar rights to equivalent or superior technologies or processes. Additionally, although we believe that our patented technology has been independently developed and does not infringe on the patents of others, we cannot assure you that our technology does not and will not infringe on the patents of others. In the event of infringement, we may be required to modify our technology or products, obtain licenses or pay license fees. We may not be able to do so in a timely manner or upon acceptable terms and conditions. This may have a material adverse effect on our operations.

           We have filed the following as trademarks in countries throughout the world:

          .    "Advantage-S"

          .    "Advantage-24"

          .    "Advantage-LA"

          .    "Replens"

          .    "Crinone"

          .    "Chronodyne"

           These trademarks, however, may not afford us adequate protection or we may not have the financial resources to enforce our rights under these trademarks.

THE FAILURE OF OTHER COMPANIES TO SUCCESSFULLY PROMOTE OUR PRODUCTS COULD ADVERSELY EFFECT OUR CASH FLOW.

           We have entered into agreements with other companies for the distribution and marketing of our Bioadhesive Delivery System and over-the-counter products in the U.S. and several foreign countries. Our success is dependent to a great extent on the marketing efforts of our distribution and marketing partners, over which we have limited ability to influence. The failure of these companies to aggressively or successfully market our products could have a material adverse effect on our cash flow.

           We may not be able to satisfy all of our obligations under these agreements. Our obligations include developing the products to be sold and obtaining regulatory approvals allowing for their sale. The failure to satisfy our obligations under any of these agreements may result in modification or termination of the relevant agreement. This could have a material adverse effect on our business and financial condition.

           As part of these agreements, several of our partners have the right of first option or right of first refusal to license gynecological products that we develop in the future. We are currently in discussions with these partners and other companies regarding the potential licensing of other products. We cannot assure you that we will be able to enter into any of these agreements or that we will receive any up-front payments or ongoing royalties. We also cannot assure you that our partners will aggressively or successfully market these products.

OUR DEPENDENCE ON A PRINCIPAL SUPPLIER MAY LIMIT OUR ABILITY TO SECURE NECESSARY MATERIALS.

           Medical grade, cross-linked polycarbophil, the polymer used in our products using our Bioadhesive Delivery System, is currently available from only one supplier, B.F. Goodrich Company. We believe that Goodrich will supply as much of the material as we require because our products rank among the highest value-added uses of the polymer. In the event that Goodrich cannot or will not supply enough of the product to satisfy our needs, we will be required to seek alternative sources of polycarbophil. We cannot assure you that an alternative source of polycarbophil can be obtained or that it can be obtained on satisfactory terms.

WE DEPEND UPON THIRD PARTY MANUFACTURERS WHO MAY NOT BE ABLE TO MEET OUR FUTURE NEEDS.

           We rely on third parties to manufacture our products. These manufacturers may not be able to satisfy our needs in the future. This could have an adverse effect on our profit margins and our ability to deliver our products on a timely and competitive basis.

OUR FAILURE TO DEVELOP OUR PRODUCTS OR DELAY IN DEVELOPMENT OF OUR PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

           The development of new pharmaceutical products is uncertain and subject to a number of significant risks. Some of our pharmaceutical products are in various stages of development and will require significant research and development efforts before we can sell them. These efforts include extensive preclinical and clinical testing, during which the products may be found to be ineffective.

DELAYS OR FAILURE IN OBTAINING REGULATORY APPROVALS MAY DELAY OR PREVENT MARKETING OF THE PRODUCTS THAT WE ARE DEVELOPING. DELAYS IN THE MARKETING OR FAILURE TO MARKET OUR PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

           Nearly every aspect of the development, manufacture and commercialization of our pharmaceutical products is subject to time consuming and costly regulation by various governmental entities, including:

          .    the Food and Drug Administration;

          .    the Federal Trade Commission;

          .    applicable state agencies; and

          . applicable regulatory agencies in those foreign countries where our products are manufactured or distributed.

Delays or failure in obtaining approvals from the regulatory agencies can have material adverse effects on our business and prospects.

           As in the United States, almost all foreign countries require pre-marketing approval by health regulatory authorities. Requirements for approval differ from country to country and involve different types of testing. There can be substantial delays in obtaining, or failures to obtain, required approvals from regulatory authorities. Even after approvals are obtained, there can be further delays encountered before the products become commercially available. These failures or delays can have material adverse effects on our business and prospects.

OUR CURRENT INSURANCE COVERAGE COULD BE INSUFFICIENT. PRODUCT LIABILITY CLAIM AWARDS IN EXCESS OF OUR INSURANCE COVERAGE COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

           Due to the nature of our business, we may be exposed to product liability claims by consumers. Although we presently maintain product liability insurance coverage in the amount of $15 million, this may not be sufficient to cover all possible liabilities. An award against us in an amount greater than our insurance coverage could have a material adverse effect on our operations.

           Some food and drug retailers require us to have a minimum level of product liability insurance coverage before they will purchase or accept our products for retail distribution. Our failure to satisfy insurance requirements could limit our ability to achieve broad retail distribution of our products. This could have a material adverse effect upon our business and financial condition.

UNDETECTED PROBLEMS WITH OUR PRODUCTS COULD HARM OUR BUSINESS.

           We employ various quality control measures in our efforts to ensure that our products conform to their intended specifications and standards proscribed by applicable governmental regulations. However, notwithstanding our efforts, our products, or ingredients we purchase from our suppliers for inclusion in our products, may contain undetected defects or non-conformities with specifications. Such defects or non-conformities could compel us to recall the affected product, make changes to or restrict distribution of the product, or take other remedial actions. The occurrence of such events may harm our relations with, or result in the loss of, customers, injure our reputation, impair market acceptance of our products, harm our financial results and, in certain circumstances, expose us to product liability or other claims.

           In April, 2001, we announced that we plan to establish a reserve in the first half of 2001 of approximately $1.5 million to cover estimated costs related to a voluntary recall of a number of batches of Crinone(R) gel which were affected by a drug application problem that could cause the consistency of the gel to change over time. Investigations to date confirm that the problem with the affected batches poses no safety risk to patients and that the active ingredient of the product is still effective. We cannot assure you, however, that the actual costs and losses related to the recall will not exceed the amount of the reserve.

THE LOSS OF OUR KEY EXECUTIVES COULD HAVE A SIGNIFICANT IMPACT ON OUR COMPANY.

           Our success depends in large part upon the abilities and continued service of our executive officers and other key employees, particularly William
J. Bologna, Chairman of the Board of Directors and G. Frederick Wilkinson, our President and Chief Executive Officer. We have entered into an employment agreement with Mr. Wilkinson, which expires in April, 2004. The loss of services of these persons could have a material adverse effect on our business and prospects.

OUR ABILITY TO USE NET OPERATING LOSS CARRYFORWARDS COULD BE REDUCED OR LOST. THIS COULD ADVERSELY AFFECT OUR NET INCOME AND CASH FLOW.

           As of December 31, 2000, we had net operating loss carryforwards of approximately $49 million that can be used to reduce our future U.S. federal income tax liabilities. Our ability to use these loss carryforwards to reduce our future U.S. federal income tax liabilities could be lost if we were to experience more than a 50% change in ownership within the meaning of Section 382(g) of the Internal Revenue Code on or before December 31, 2013. If we were to lose the benefits of these loss carryforwards, our earnings and cash resources would be materially and adversely affected.

WE DO NOT INTEND TO PAY CASH DIVIDENDS ON OUR COMMON STOCK. AS A RESULT, YOU WILL NOT RECEIVE ANY PERIODIC INCOME FROM AN INVESTMENT IN OUR COMMON STOCK.

           We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings for use in the development and expansion of our business. In addition, applicable provisions of Delaware law may affect our ability to declare and pay dividends on our common stock and our preferred stock. Accordingly, you should not expect to receive any periodic income from owning our common stock. Any economic gain on your investment will be solely from an appreciation, if any, in the price of the stock.

SALES OF LARGE AMOUNTS OF COMMON STOCK MAY ADVERSELY AFFECT OUR MARKET PRICE.

           Sales of large amounts of common stock in the open market could cause the market price of our common stock to drop. We currently have 30,788,851 shares of common stock outstanding, of which approximately 28,288,851 shares are freely tradable. Approximately 2,500,000 shares of our common stock are restricted securities, but may be sold pursuant to Rule 144. We also have the following securities outstanding:

          .    Series B Convertible Preferred Stock

          .    Series C Convertible Preferred Stock

          .    a subordinated convertible note

          .    warrants and options

If all of these securities are exercised or converted, an additional 8,822,822 shares of common stock will be outstanding, all of which have been registered under the Securities Act. When issued, these shares will be freely tradable. The exercise and conversion of these securities is likely to dilute the book value per share of our common stock. In addition, the existence of these securities may adversely affect the terms on which we can obtain additional equity financing.

ANTI-TAKEOVER PROVISIONS COULD IMPEDE OR DISCOURAGE A THIRD-PARTY ACQUISITION OF OUR COMPANY. THIS COULD PREVENT STOCKHOLDERS FROM RECEIVING A PREMIUM OVER MARKET PRICE FOR THEIR STOCK.

           Columbia is a Delaware corporation. Anti-takeover provisions of Delaware law impose various obstacles to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. Our incorporation under Delaware law and our board's ability to create and issue a new series of preferred stock could impede a merger, takeover or other business combination involving our company or discourage a potential acquiror from making a tender offer for our common stock. This could reduce the market value of our common stock if investors view these factors as preventing stockholders from receiving a premium for their shares.

THE EURO CONVERSION MAY NEGATIVELY IMPACT OUR EUROPEAN OPERATIONS.

           With two operating subsidiaries in Europe, economic and political developments in the European Union can have a significant impact on our business. For fiscal year 2000, 21.5% of our revenues were attributable to sales of our products in Europe. On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between their existing currencies and one common currency, the Euro. The Euro trades on currency exchanges and may be used in business transactions. Under the regulations governing the transition to the Euro, there is a "no compulsion, no prohibition" rule which states that no one is obligated to use the Euro until notes and coinage have been introduced on January 1, 2002. Beginning in January 2002, new Euro-denominated bills and coins will be issued and existing currencies will be withdrawn from circulation.

           Our operating subsidiaries affected by the Euro currency conversion have established plans to address the systems and business issues raised by the Euro currency conversion. These issues include:

          . the need to adapt computer and other business systems and equipment to accommodate Euro-denominated transactions; and

          . the competitive impact of cross-border price transparency which may make it more difficult for businesses to charge different prices for the same products on a country-by-country basis, particularly once the Euro currency is issued in 2002.

Based on current plans and assumptions, we do not expect that the Euro conversion will have a material adverse impact on our financial condition or results of operations. Uncertainties, however, exist as to the effects the Euro currency may have on our European clients, as well as the impact of the Euro conversion on the economies of the participating countries. In addition, the increased price transparency that will be caused by the introduction of the Euro may negatively impact the pricing of our products in different participating countries. We will continue to evaluate the impact of the introduction of the

Euro in the European locations in which we operate as we continue to expand our services.

WE ARE SUBJECT TO LITIGATION.

           In June and July 2000, six class action lawsuits were filed in the United States District Court for the Southern District of Florida purportedly on behalf of purchasers of our common stock during the period from November 8, 1999 to June 9, 2000. These lawsuits were later combined into one. The complaints allege, among other things, that we and William Bologna, David Weinberg and Norman Meier made materially misleading statements and omissions about the likely prospects for two of our products in violation of the federal securities laws. We and the individual defendants have filed a motion to dismiss the complaint. We intend to defend the lawsuits vigorously. There can be no assurance that we will prevail or that we will not incur significant costs in defending these lawsuits.

                           FORWARD-LOOKING INFORMATION

           The statements contained or incorporated by reference in this prospectus that are not historical facts are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, from time to time, we, or our representatives, have made or may make forward-looking statements, orally or in writing. Furthermore, forward-looking statements may be included in our filings with the SEC as well as in press releases or oral presentations made by or with the approval of one of our authorized executive officers. Forward-looking statements include all statements about our future strategy and most other statements that are not historical in nature. Forward-looking statements are generally identified by words such as "believes," "estimates," "expects," "intends," "plans", "may," "will," "should," "anticipates" and other similar expressions. Such statements include, without limitation, our expectations regarding:

          .    sales;

          .    earnings or other future financial performance and liquidity;

          .    product introductions;

          .    entry into new geographic regions; and

          .    general optimism about future operations or operating results.

           We caution you to bear in mind that forward-looking statements, by their very nature, involve assumptions and expectations and are subject to risks and uncertainties. Although we believe that the assumptions and expectations reflected in the forward-looking statements contained in this prospectus are reasonable, we cannot assure you that those assumptions or expectations will ultimately be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in this prospectus under the caption "Risk Factors." These factors include the following:

          . increased competitive activity from companies in the pharmaceutical industry, some of which have greater resources;

          . social, political and economic risks to our foreign operations, including changes in foreign investment and trade policies and regulations, including changes in accounting standards, that affect, or will affect, Columbia in the United States and abroad;

          . foreign currency fluctuations affecting the relative prices at which we and foreign competitors sell our products in the same market;

          . failure to develop our products or delay in development of our products; and

          . timely completion of studies and approvals by the FDA and other regulatory agencies.

           Additional information on factors that may affect the business and financial results can be found in our filings with the SEC. All forward-looking statements should be considered in light of these risks and uncertainties. We assume no responsibility to update forward-looking statements made in this prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

           Federal securities law requires us to file information with the Securities and Exchange Commission concerning our business and operations. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms located at

          .    450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549

          .    Seven World Trade Center, 13th Floor, New York, New York 10048

          . Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661

           Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Copies of these reports, proxy statements and other information also can be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, NY 10006-1881.

           We have filed with the SEC a registration statement on Form S-3 under the Securities Act, with respect to the securities that we are offering under this prospectus. This prospectus, which is a part of that registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to Columbia and the securities, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any documents are summaries of those documents, and we refer you to the document filed with the SEC for more information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.

           The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus and the accompanying prospectus. Information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Securities Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and the accompanying prospectus.

The following documents filed by Columbia with the SEC and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 1-10352 ) made prior to the termination of this offering are incorporated by reference:

          . our Annual Report on Form 10-K for the year ended December 31, 2000 (as amended by Form 10-K/A filed with the SEC on April 12,
               2001); and

          . our Current Reports on Form 8-K filed with the SEC on February 7, 2001, March 26, 2001 and April 6, 2001.

           You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus and the accompanying prospectus by writing or calling us at:

                  Columbia Laboratories, Inc.
                  100 North Village Avenue, Suite 32
                  Rockville Centre, New York 11570
                  Attention:  David L. Weinberg, Chief Financial Officer
                  Telephone:  (516) 766-2847

                                 USE OF PROCEEDS

           We anticipate our net proceeds from the sale of our common stock to be approximately $16.4 million after deducting estimated offering expenses. We will use the net proceeds from the sale of the securities offered by this prospectus for our general corporate purposes, which may include working capital, funding our operating losses, capital expenditures and operating expenses. Pending application for specific purposes, the net proceeds of any sale of the securities offered by this prospectus may be invested in short-term investments and marketable securities.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

           We are authorized to issue 100,000,000 shares of common stock, par value $.01 per share and 1,000,000 shares of preferred stock, par value $.01 per share, of which 151,000 shares have been designated Series A Preferred Stock, 150,000 shares have been designated Series B Preferred Stock and 6,600 shares have been designated Series C Preferred Stock. As of April 6, 2001, there were no shares of Series A Preferred Stock outstanding. As of April 6, 2001, there were 30,788,851 shares of common stock, 1,630 shares of Series B Preferred Stock and 4,050 shares of Series C Preferred Stock outstanding, and there were 400, 2 and 14 holders of record of common stock, Series B and Series C Preferred Stock, respectively. We have been informed that there are approximately 9,500 beneficial owners of our common stock.

           We are currently subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations from engaging, under certain circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any interested stockholder for three years following the date that the stockholder became an interested stockholder. An interested stockholder is a stockholder who acquired 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's board of directors.

           The following summaries of certain provisions of our common stock and preferred stock do not purport to be complete and are subject to, and are qualified in their entirety by, the provisions of our restated certificate of incorporation and amended and restated bylaws, which are incorporated by reference into the registration statement of which this prospectus is a part.

COMMON STOCK

           With the exception of certain circumstances, holders of the Series B Preferred Stock and common stock vote together as a single class on all matters upon which stockholders are entitled to vote. Series C Preferred Stock has no voting rights. The holders of common stock are entitled to one vote for each share of such stock held of record by them and may not accumulate votes. This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so; and, in such event, the holders of the remaining shares will not be able to elect any person to the board of directors. The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor, subject to prior rights of preferred stockholders, and in the event of liquidation, dissolution or winding up of the company, to share ratably in all assets remaining after payment of liabilities and after payment of any preferential amounts to which holders of preferred stock are entitled. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.

           DIVIDENDS

           We have never paid a cash dividend on our common stock and do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings for use in the development and expansion of our business.

           FUTURE SALES OF COMMON STOCK

           Approximately 2,500,000 shares of common stock outstanding are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold only in compliance with that rule, pursuant to registration under the Securities Act or pursuant to an exemption from registration. Generally, under Rule 144, each person holding restricted securities for a period of two years may, every three months after such two-year holding period, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of one percent of the particular company's then outstanding common stock or the average weekly trading volume during the four weeks prior to the proposed sale. This limitation on the amount of shares which may be sold under the rule does not apply to restricted securities sold for the account of a person who is not and has not been an affiliate of Columbia during the three months prior to the proposed sale and who has beneficially owned the securities for at least three years. In addition, the shares of common stock underlying the shares of Series B and Series C Preferred Stock have been registered under the Securities Act and, accordingly, when issued, will not be restricted securities. Sales of substantial amounts of common stock in the public market under Rule 144, pursuant to registration statements, or otherwise, could adversely affect prevailing market prices of our common stock.

           TRANSFER AGENT

           The transfer agent and registrar for our common stock is First Union National Bank.

           WARRANTS

           The statements under this caption are summaries that do not purport to be complete. They are qualified by reference to the various warrant instruments, which have been filed with the SEC.

           As of April 6, 2001, we had warrants outstanding for the purchase of up to 924,975 shares of common stock at prices ranging from $3.50 to $8.35 per share. These warrants are exercisable through the year 2011. The exercise price of the warrants and the number of shares of common stock issuable upon the exercise of the warrants are subject to adjustment in certain circumstances. Warrants may be exercised at any time during their exercise periods by surrendering to Columbia the certificate evidencing those warrants, with the form to exercise all or a portion of those warrants duly filled in and signed, together with payment of the exercise price.

PREFERRED STOCK

           The board of directors is authorized to issue shares of preferred stock and, subject to the limitations contained in the restated certificate of incorporation and any limitations prescribed by law, to establish and designate series and to fix the number of shares and the relative rights, conversion rights, voting rights, terms of redemption and liquidation preferences. If shares of preferred stock with voting rights are issued, such issuance could affect the voting rights of the holders of our common stock by increasing the number of outstanding shares having voting rights. In addition, if the board of directors authorizes the issuance of shares of preferred stock with conversion rights, the number of shares of common stock outstanding could potentially be increased up to the authorized amount. The issuance of preferred stock, could, under certain circumstances, have the effect of delaying or preventing a change in control of the company and may adversely affect the rights of holders of common stock. Also, preferred stock could have preferences with respect to dividend and liquidation rights.

           We issued 150,000 shares of Series B Preferred Stock in connection with our private placement completed in August 1991 and 6,600 shares of Series C Preferred Stock in connection with our private placement completed in January 1999. The following description of the rights, preferences and privileges of the Series B and Series C Preferred Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the certificates of designation to our restated certificate of incorporation, which set forth the terms and provisions of the Series B and Series C Preferred Stock, copies of which have been previously filed with the SEC.

           DIVIDENDS

           We do not presently intend to declare dividends with respect to the Series B Preferred Stock. In the event the board of directors elects to declare any cash dividends on the common stock, the board must also declare a cash dividend on the Series B Preferred Stock in an amount equal to the common equivalent per share dividend declared on the common stock. Dividends will be cumulative from the payment date of any such declaration, whether or not there are funds legally available for the payment of those dividends. Accumulations of dividends on shares of Series B Preferred Stock will not bear interest.

           The Series C Preferred Stock pays cumulative dividends at a rate of 5% per annum payable quarterly. As of April 6, 2001, dividends of $3,329 have been earned but have not been declared. Upon conversion of any shares of Series C Preferred Stock, we are obligated to issue additional shares of common stock having a market value equal to accrued but unpaid dividends on the Series C Preferred Stock at the time of conversion. The issuance of any such shares of common stock is subject to applicable provisions of the Delaware General Corporation Law.

           CONVERSION RIGHTS

           Holders of Series B and Series C Preferred Stock are entitled to convert their shares of preferred stock into shares of common stock at any time. As of April 6, 2001, each share of Series B Preferred Stock is convertible into
20.57 shares of common stock and each share of Series C Preferred Stock is convertible into 285.71 shares of common stock.

           The conversion rates are subject to adjustment in certain circumstances. If we declare a dividend on our common stock payable in common stock or payable in securities convertible into common stock, or if we subdivide, combine, or reclassify our outstanding shares of common stock, then the conversion rates will be adjusted so that each holder of Series B and Series C Preferred Stock will be entitled to receive on conversion of his shares that number of shares of common stock he would have held after the dividend, subdivision, combination, or reclassification if he had converted his shares of Series B and Series C Preferred Stock immediately prior to the record date or effective date thereof, and, in the case of a dividend payable in securities convertible into common stock, after he had converted all those securities into common stock.

           The Series B Preferred Stock will be automatically converted into common stock upon the first to occur of the following events: (1) the completion of at least a $10 million public offering with an offering price of at least $10 per share or (2) the date on which the closing price of the common stock on a national exchange is at least $61.71 per share for a minimum of 20 consecutive trading days where the average daily volume during such period is at least 30,000 shares.

           REDEMPTION RIGHTS

           At any time, we have the right to redeem all or part of the shares of Series C Preferred Stock at a redemption price determined by several factors including the total number of shares of Series C Preferred Stock to be redeemed and the current market price of our common stock.

           We do not have the option to redeem shares of Series B Preferred
Stock.

           VOTING RIGHTS

           Holders of Series B Preferred Stock are each entitled to one vote for each share of common stock into which the shares of Series B Preferred Stock are convertible. With the exception of certain circumstances, holders Series B Preferred Stock and common stock vote together as a single class on all matters upon which stockholders are entitled to vote. Holders of Series B Preferred Stock have the right, voting as a separate class, to approve the creation of any series of stock senior to the Series B Preferred Stock as to liquidation.

           Holders of Series C Preferred Stock have no voting power other than as required by the Delaware General Corporation Law.

           LIQUIDATION RIGHTS

           In the event of any voluntary or involuntary liquidation, dissolution or winding up of Columbia, holders of Series B Preferred Stock will be entitled to receive out of the assets of Columbia available for distribution to its stockholders, before any distribution is made to holders of its common stock, liquidating distributions in an amount equal to $100 per share plus an amount in cash equal to all accrued but unpaid dividends. Holders of Series C Preferred Stock will be entitled to receive $1,000 per share plus an amount in cash equal to all accrued but unpaid dividends. After payment of the full amount of the liquidating distributions to the holders of the Series B and Series C Preferred Stock, holders of Columbia's common stock will be entitled to any further

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distribution of Columbia's assets. If the assets of Columbia are insufficient to pay the full amounts of the liquidating distributions on the Series B and Series C Preferred Stock, then all available assets of Columbia will be distributed ratably to the holders of the Series B and Series C Preferred Stock in proportion to the ratio of liquidation preferences.

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                              PLAN OF DISTRIBUTION

           We are offering up to $16,500,000 of our common stock directly to Acqua Wellington North American Equities Fund, Ltd., which we refer to as "Acqua Wellington", pursuant to this prospectus.

           We have entered into an amended and restated common stock purchase agreement with Acqua Wellington, which provides that Acqua Wellington is committed to purchase up to $16.5 million of our common stock over the term of the stock purchase agreement, which, unless terminated earlier pursuant to the terms of the stock purchase agreement, will end on the earlier of (i) February 6, 2003, (ii) the date that all of the shares of common stock registered under the Registration Statement have been issued and sold, or (iii) the date Acqua Wellington has purchased in the aggregate $16.5 million of our common shares pursuant to the stock purchase agreement. The total amount of securities available under the stock purchase agreement does not exceed 10% of the aggregate market value of our outstanding common stock that was held by our non-affiliates within sixty days prior to February 6, 2001. Under the stock purchase agreement, we may, from time to time and at our sole discretion, present Acqua Wellington with draw down requests to sell shares of our common stock in an amount up to $1.0 million if the minimum price at which we will sell our shares or the threshold price per share of our common stock set forth in such draw down request is within a certain range, with increases of additional $250,000 if the threshold price increases by a certain amount. Under the stock purchase agreement, we are able to present Acqua Wellington with up to 20 draw down notices during the term of the agreement, with a minimum of five trading days required between each draw down period.

           Once presented with a draw down notice, Acqua Wellington is required to purchase a pro-rata portion of the shares on each trading day during the trading period on which the daily volume weighted average price for our common stock equals or exceeds the threshold price determined by us and set forth in the draw down notice. The per share purchase price for these shares equals the daily volume weighted average price of our common stock on each date during the draw down period on which shares are purchased, less a discount ranging from 5% to 7%, based on the threshold price. If the daily volume weighted average price for our common stock falls below the threshold price on any trading day during a draw down period, the stock purchase agreement provides that Acqua Wellington will not be required to purchase the pro-rata portion of shares of our common stock allocated to that day. However, at its election, Acqua Wellington may purchase the pro-rata portion of shares allocated to that day at the threshold price less the discount described above.

           In addition, from time to time and at our sole discretion, we may grant Acqua Wellington a call option to purchase additional shares of our common stock in an amount worth up to the applicable draw down amount being sold by us in such draw down period. Upon Acqua Wellington's exercise of the call option, we will issue and sell the shares of our common stock subject to the call option at a price equal to the greater of the daily volume weighted average price of our common stock on the day Acqua Wellington notifies us of its election to exercise its call option or the threshold price of our common stock, less a discount ranging from 5% to 7% based on the threshold price.

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

           In addition to our issuance of shares of common stock to Acqua Wellington pursuant to the stock purchase agreement, this prospectus also covers the sale of those shares from time to time by Acqua Wellington to the public. Acqua Wellington is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act.

           Acqua Wellington has informed us that it intends to use Carlin Equities Corp., a registered broker-dealer, as the broker-dealer to sell shares of common stock on the American Stock Exchange. Such sales will be made on the American Stock Exchange at prices and at terms then prevailing or at prices related to the then current market price. Carlin Equities Corp. is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. Acqua Wellington has informed us that Carlin Equities Corp., which is not an affiliate of Acqua Wellington, will receive commissions from Acqua Wellington which will not exceed customary brokerage commissions. Acqua Wellington also will pay other expenses associated with the sale of the common stock it acquires under the stock purchase agreement.

           The shares of common stock may be sold in one or more of the following manners:

          . ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

          . a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

           In addition, Acqua Wellington and Carlin Equities Corp. will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock by Acqua Wellington or Carlin Equities Corp. Under these rules and regulations, Acqua Wellington and Carlin Equities Corp.:

          . may not engage in any stabilization activity in connection with our securities;

          . must furnish each broker which offers shares of our common stock covered by this prospectus with the number of copies of this prospectus and any prospectus supplement which are required by each broker; and

          . may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

           These restrictions may affect the marketability of the shares of common stock by Acqua Wellington and Carlin Equities Corp.

           Acqua Wellington and its pledgees, donees, transferees and other subsequent owners, may offer their shares at various times in one or more of the following transactions:

          -    on the American Stock Exchange


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

          -    in the over-the-counter market; or

          -    in privately negotiated transactions

           at prevailing market prices at the time of sale, at prices related to those prevailing market prices, at negotiated prices or at fixed prices.

                     Acqua Wellington has agreed that prior to and during the term of the stock purchase agreement, neither Acqua Wellington nor any of its affiliates will be in a short position with respect to shares of our common stock in any account directly or indirectly managed by Acqua Wellington, any of its affiliates or any entity managed by it. During the term of the stock purchase agreement, Acqua Wellington may sell the shares of our common stock that it has the right to purchase pursuant to the stock purchase agreement.

                     In the stock purchase agreement with Acqua Wellington, we agreed to indemnify and hold harmless Acqua Wellington and each person who controls Acqua Wellington against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact contained in the Registration Statement or prospectus supplement, unless made or omitted in reliance upon written information provided to us by Acqua Wellington for use in the Registration Statement. We will bear the expenses incident to the registration of the shares of our common stock. These expenses are estimated to be $100,000.

                     The stock purchase agreement is incorporated by reference into this prospectus and is filed as an exhibit to the amendment to the Registration Statement of which this prospectus is a part.

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

                                  LEGAL MATTERS

           The validity of the shares of common stock to be offered hereunder will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.

                                     EXPERTS

           The consolidated financial statements of Columbia as of December 31, 1998, December 31, 1999 and December 31, 2000, and for the years ended December 31, 1998, December 31, 1999 and December 31, 2000, and the related schedules included in Columbia's Annual Reports on Form 10-K for the fiscal years ended December 31, 1998, December 31, 1999 and December 31, 2000 and incorporated by reference in the prospectus, accompanying prospectus and elsewhere in the Registration Statement and the Post-Effective Amendment, have been audited by Goldstein Golub Kessler LLP, independent public accountants. The reports of Goldstein Golub Kessler LLP on the consolidated financial statements and the related schedule are incorporated by reference in this document in reliance upon the authority of Goldstein Golub Kessler LLP as experts in giving these reports.

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

                                   $16,500,000


                           COLUMBIA LABORATORIES, INC.

                                  Common Stock







                                   PROSPECTUS








                                 April 13, 2001


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